FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press release dated April 22, 2004 titled “CN records first-quarter 2004 financial gains despite strike, strong Canadian dollar and high fuel prices”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN records first-quarter 2004 financial gains despite strike, strong Canadian dollar and high fuel prices

MONTREAL, April 22, 2004 — CN today reported its financial results for the first quarter ended March 31, 2004.

Quarterly highlights

  Net income of $210 million, or 73 cents per diluted share. Excluding the cumulative effect of change in accounting policy in the year–earlier period, diluted earnings per share for the first three months of 2004 increased by six per cent.

  Operating income of $395 million, up six per cent from the year–earlier quarter.

  Operating ratio of 72.5 per cent, 2.5 points better than the prior year’s quarterly performance.

  Free cash flow of $272 million, compared with $181 million for the same three-month period of 2003.(1)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

E. Hunter Harrison, president and chief executive officer of CN, said: “I am very pleased with CN’s performance this quarter. We overcame a series of stiff challenges – an unfortunate strike, the year-over-year appreciation of the Canadian dollar, and persistently high energy prices –  to grow freight volumes by five per cent and deliver significant improvements in our operating income and operating ratio.

“The Canadian Auto Workers (CAW) strike negatively affected first-quarter net income by an estimated $24 million, or eight cents per diluted share, while the significant appreciation of the Canadian dollar relative to the United States dollar reduced CN’s revenues, operating income and net income by approximately $120 million, $40 million and $20 million, respectively.”

Revenues for first-quarter 2004 declined four per cent to $1,438 million, owing largely to the higher Canadian dollar and lost intermodal revenue caused by the CAW strike. Partly offsetting these losses were increased Canadian grain, forest products, and metals and mineral volumes.

First-quarter 2004 operating expenses declined seven per cent to $1,043 million. The decrease largely reflected the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower labour and fringe benefits expenses and equipment rents. Partly offsetting these decreases were higher depreciation and amortization expenses and the impact of higher fuel prices on fuel expense.

 The month-long CAW strike had a minimal impact on operating expenses, because the benefit of lower labour and fringe benefit expenses was mostly offset by increases in other expense categories.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

Harrison said: “CN’s intermodal revenues have recovered since the strike and we anticipate continued strength in Canadian grain and forest products volumes during the balance of the year. On the expense side, we are intent on maintaining a sharp focus on cost reduction and productivity improvement.”

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts: Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended March 31

	2004	2003

	(Unaudited)

Revenues	$1,438	1,496

Operating expenses	1,043	1,122

Operating income	395	374

Interest expense	(72)	(85)

Other income (loss)	(13)	4

Income before income taxes and cumulative effect of change in accounting policy	310	293

Income tax expense	(100)	(89)

Income before cumulative effect of change in accounting policy	210	204

Cumulative effect of change in accounting policy (net of applicable taxes)	–	48

Net income	$210	$252

Earnings per share (Note 9, 10)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$0.74	$0.70
Net income	$0.74	$0.86

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$0.73	$0.69
Net income	$0.73	$0.85

Weighted-average number of shares
Basic	284.5	292.9

Diluted	288.8	296.2

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended March 31

			Variance
	2004	2003	Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	265	290	(9%	)
Metals and minerals	134	126	6%
Forest products	307	317	(3%	)
Coal	67	74	(9%	)
Grain and fertilizers	254	234	9%
Intermodal	228	265	(14%	)
Automotive	130	143	(9%	)
Other items	53	47	13%

	1,438	1,496	(4%	)

Operating expenses

Labor and fringe benefits	419	454	8%
Purchased services and material	190	200	5%
Depreciation and amortization	142	143	1%
Fuel	122	127	4%
Equipment rents	63	77	18%
Casualty and other	107	121	12%

	1,043	1,122	7%

Operating income	$395	$374	6%

Operating ratio	72.5%	75.0%	2.5

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	March 31 2004	December 31 2003	March 31 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$175	$130	$84
Accounts receivable (Note 4)	519	529	706
Material and supplies	155	120	160
Deferred income taxes	126	125	126
Other	252	223	206

	1,227	1,127	1,282

Properties	18,421	18,305	19,018
Other assets and deferred charges (Note 3)	774	905	837

Total assets	$20,422	$20,337	$21,137

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,311	$1,366	$1,456
Current portion of long-term debt (Note 4)	149	483	949
Other	82	73	79

	1,542	1,922	2,484

Deferred income taxes	4,642	4,550	4,651
Other liabilities and deferred credits	1,248	1,258	1,334
Long-term debt (Note 4)	4,367	4,175	4,544

Shareholders' equity:
Common shares	4,682	4,664	4,668
Accumulated other comprehensive loss	(111)	(129)	(13)
Retained earnings	4,052	3,897	3,469

	8,623	8,432	8,124

Total liabilities and shareholders' equity	$20,422	$20,337	$21,137

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended March 31

	2004	2003

	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,664	$4,785
Stock options exercised and other	18	24
Share repurchase program	–	(141)

Balance, end of period	$4,682	$4,668

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(129)	$97
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(32)	264
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	54	(424)
Unrealized holding gain (loss) on fuel derivative instruments (Note 6)	20	(3)
Unrealized holding loss on interest rate derivatives (Note 6)	(15)	-

Other comprehensive income (loss) before income taxes	27	(163)
Income tax recovery (expense)	(9)	53

Other comprehensive income (loss)	18	(110)

Balance, end of period	$(111)	$(13)

Retained earnings
Balance, beginning of period	$3,897	$3,487
Net income	210	252
Share repurchase program	-	(221)
Dividends	(55)	(49)

Balance, end of period	$4,052	$3,469

See accompanying notes to consolidated financial statements.

(1)	During the first quarter of 2004, the Company issued 0.4 million common shares as a result of stock options exercised. At March 31, 2004, the Company had 284.6 million common shares outstanding (Note 9).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(in millions)

	Three months ended March 31

	2004	2003

	(Unaudited)
Operating activities

Net income	$210	$252
Adjustments to reconcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy	-	(48)
Depreciation and amortization	143	145
Deferred income taxes	55	72
Equity in earnings of English Welsh and Scottish Railway	5	(14)
Other changes in:
Accounts receivable	8	1
Material and supplies	(35)	(37)
Accounts payable and accrued charges	(66)	(30)
Other net current assets and liabilities	(29)	(9)
Other	14	29

Cash provided from operating activities	305	361

Investing activities
Net additions to properties	(125)	(121)
Other, net (Note 3)	141	(10)

Cash provided from (used by) investing activities	16	(131)

Dividends paid	(55)	(49)

Financing activities
Issuance of long-term debt (Note 4)	491	1,316
Reduction of long-term debt (Note 4)	(726)	(1,087)
Issuance of common shares	14	11
Repurchase of common shares	-	(362)

Cash used by financing activities	(221)	(122)

Net increase in cash and cash equivalents	45	59
Cash and cash equivalents, beginning of period	130	25

Cash and cash equivalents, end of period	$175	$84

Supplemental cash flow information
Net cash receipts from customers and other	$1,404	$1,556
Net cash payments for:
Employee services, suppliers and other expenses	(933)	(966)
Interest	(74)	(82)
Workforce reductions	(32)	(48)
Personal injury and other claims	(36)	(38)
Pensions	(4)	(3)
Income taxes	(20)	(58)

Cash provided from operating activities	$305	$361

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2004 and December 31 and March 31, 2003, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2004 and 2003.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2003 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion, to be financed by cash on hand and debt.

The Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million, to be financed by cash on hand and debt.

As of April 2004, the Company has received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004. The Company expects that the transaction will close in mid-May 2004.

If the BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the dates of acquisition.

Note 3 – Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Financing activities

In the first quarter of 2004, the Company repaid its borrowings under the revolving credit facility of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003. As at March 31, 2004, letters of credit under the revolving credit facility amounted to $324 million.

In March 2004, the Company repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes, with cash on hand and the proceeds received from the issuance of commercial paper under its commercial paper program. At March 31, 2004, the Company had outstanding borrowings of U.S.$280 million (Cdn$366 million) under the commercial paper program.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At March 31, 2004, pursuant to the agreement, $444 million had been sold compared to $448 million at December 31, 2003.

Note 5 – Stock-based compensation

In the first quarter of 2004, the Company granted approximately 0.9 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are scheduled for payout after three years and generally vest upon the attainment of targets relating to return on invested capital and to the Company’s share price during the three-month period ending December 31, 2006.

For the three months ended March 31, 2004 and 2003, the Company recorded total compensation cost of $4 million and $7 million, respectively.

The Company accounts for stock-based compensation using the fair value based approach. The Company prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Three months ended March 31,	2004	2003

Net income, as reported (in millions)	$210	$252
Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan 1, 2003 (SFAS No. 123)	4	1
Intrinsic value method for
performance-based awards (APB 25)	–	6
Fair value method for all
awards (SFAS No. 123)	(12)	(11)

Pro forma net income (in millions)	$202	$248

Basic earnings per share, as reported	$0.74	$0.86
Basic earnings per share, pro forma	$0.71	$0.85

Diluted earnings per share, as reported	$0.73	$0.85
Diluted earnings per share, pro forma	$0.70	$0.84

Compensation cost related to stock option awards granted in the prior period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Three months ended March 31,	2004(1)	2003(2)

Expected option life (years)	–	5.0
Risk-free interest rate	–	4.13%
Expected stock price volatility	–	30%
Average dividend per share	–	$0.67

Three months ended March 31,	2004(1)	2003(2)

Weighted average fair value of
options granted	$–	$11.84

(1) In the first quarter of 2004, the Company did not grant any stock option awards.
(2) 2003 data has been adjusted for the three-for-two stock split.

Note 6 – Derivative instruments

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Fuel

At March 31, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 158 million U.S. gallons at an average price of U.S.$0.64 per U.S. gallon, 37% of the estimated 2005 consumption, representing approximately 141 million U.S. gallons at an average price of U.S.$0.69 per U.S. gallon, and 2% of the estimated 2006 fuel consumption, representing approximately 9 million U.S. gallons at an average price of U.S.$0.75 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At March 31, 2004, Accumulated other comprehensive income included an unrealized gain of $58 million, $39 million after tax, ($38 million unrealized gain, $26 million after tax at December 31, 2003) related to fuel hedge derivative instruments of which $50 million will mature within the next twelve months.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The average locked-in rate is 5.032% and the Company can settle these treasury locks anytime up to their expiration in June 2004. These derivatives are being accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. Upon the issuance of debt, any gain or loss accumulated in other comprehensive income will be recorded into income, as a component of interest expense, over the term of the debt based on the interest payment schedule. Accumulated other comprehensive income at March 31, 2004 included an unrealized loss of $15 million, $10 million after tax, related to these derivative instruments.

Note 7 – Pensions and other post-retirement benefits

For the quarters ended March 31, 2004 and 2003, the components of net periodic benefit cost (income) for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

In millions Three months ended March 31,	2004	2003

Service cost	$26	$24
Interest cost	176	179
Amortization of net transition obligation	-	5
Amortization of prior service cost	5	5
Expected return on plan assets	(208)	(205)

Net periodic benefit cost (income)	$(1)	$8

(b) Components of net periodic benefit cost for post-retirement benefits

In millions Three months ended March 31,	2004	2003

Service cost	$5	$3
Interest cost	8	6
Amortization of prior service cost	1	1
Recognized net actuarial loss	-	1

Net periodic benefit cost	$14	$11

For the 2004 funding year, the Company expects to make total contributions of $93 million for all its defined benefit plans of which $4 million have been made at March 31, 2004. Contributions are normally made in the 30-day period following the end of a quarter.

Note 8 – Major commitments and contingencies

A. Commitments

As at March 31, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $201 million ($211 million at December 31, 2003). The Company also had outstanding information technology service contracts of $25 million.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2004, the Company had aggregate reserves for personal injury and other claims of $592 million ($590 million at December 31, 2003). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year or that the Company’s liquidity will not be adversely impacted.

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

As at March 31, 2004, the Company had aggregate accruals for environmental costs of $81 million ($83 million as at December 31, 2003).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2004, the maximum exposure in respect of these guarantees was $78 million. The Company has issued guarantees for which the carrying value at March 31, 2004 was $1 million. As at March 31, 2004, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2004, the maximum potential liability under these guarantees was $418 million of which $337 million was for workers’ compensation and other employee benefits and $81 million was for equipment under leases and other. During the first quarter of 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

As at March 31, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans, including other pension plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

In the first quarter of 2004, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 9 – Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 – Earnings per share

	Three months ended March 31

	2004	2003

	(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$0.74	$0.70
Cumulative effect of change in accounting policy	–	0.16

Net income	$0.74	$0.86

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$0.73	$0.69
Cumulative effect of change in accounting policy	-	0.16

Net income	$0.73	$0.85

The following table provides a reconciliation between basic and diluted weighted average shares outstanding:

	Three months ended March 31

	2004	2003

(In millions)	(Unaudited)

Weighted-average shares outstanding	284.5	292.9
Dilutive effect of stock options	4.3	3.3

Weighted-average diluted shares outstanding	288.8	296.2

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 – Reconciliation of United States and Canadian GAAP

The Company also prepares financial statements in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP. The financial statements prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the major differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)
	Three months ended March 31

	2004	2003

	(Unaudited)

Revenues	$1,438	$1,496

Operating expenses
Labor and fringe benefits	424	479
Purchased services and material	190	216
Depreciation and amortization	123	126
Fuel	122	127
Equipment rents	63	78
Casualty and other	107	129

Total expenses	1,029	1,155

Operating income	409	341

Interest expense	(72)	(85)

Other income (loss)	(13)	4

Income before income taxes	324	260

Income tax expense	(105)	(80)

Net income	$219	$180

Earnings per share

Basic	$0.77	$0.61

Diluted	$0.76	$0.61

Weighted-average number of shares

Basic	284.5	292.9

Diluted	288.6	296.2

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

(In millions)

	March 31 2004	December 31 2003	March 31 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$175	$130	$84
Accounts receivable	519	529	706
Material and supplies	155	120	160
Deferred income taxes	126	125	126
Other	200	188	181

	1,175	1,092	1,257

Properties	15,289	15,158	16,160
Other assets and deferred charges	766	900	834

Total assets	$17,230	$17,150	$18,251

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,311	$1,366	$1,456
Current portion of long-term debt	149	483	949
Other	67	73	79

	1,527	1,922	2,484

Deferred income taxes	3,460	3,365	3,625
Other liabilities and deferred credits	1,198	1,208	1,268
Long-term debt	4,367	4,175	4,544

Shareholders' equity:
Common shares	3,552	3,530	3,488
Contributed surplus	166	166	170
Currency translation	(26)	(38)	48
Retained earnings	2,986	2,822	2,624

	6,678	6,480	6,330

Total liabilities and shareholders' equity	$17,230	$17,150	$18,251

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)

	Three months ended March 31

	2004	2003

	(Unaudited)
Operating activities

Net income	$219	$180
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	124	128
Deferred income taxes	60	62
Equity in earnings of English Welsh and Scottish Railway	5	(14)
Other changes in:
Accounts receivable	8	1
Material and supplies	(35)	(37)
Accounts payable and accrued charges	(66)	(30)
Other net current assets and liabilities	(29)	(11)
Other	19	29

Cash provided from operating activities	305	308

Investing activities
Net additions to properties	(125)	(73)
Other, net	141	(5)

Cash provided from (used by) investing activities	16	(78)

Dividends paid	(55)	(49)

Financing activities
Issuance of long-term debt	491	1,316
Reduction of long-term debt	(726)	(1,087)
Issuance of common shares	14	11
Repurchase of common shares	–	(362)

Cash used by financing activities	(221)	(122)

Net increase in cash and cash equivalents	45	59
Cash and cash equivalents, beginning of period	130	25

Cash and cash equivalents, end of period	$175	$84

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

	Three months ended March 31

In millions	2004	2003

Net income – U.S. GAAP	$210	$252
Adjustments in respect of:
Property capitalization, net of depreciation	19	(34)
Stock-based compensation cost	(5)	1
Income tax expense on current period adjustments	(5)	9

Income before cumulative effect of change in accounting policy	219	228
Cumulative effect of change in accounting policy (net of applicable taxes)	–	(48)

Net income – Canadian GAAP	$219	$180

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policies under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061 “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003. This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP.

The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061 “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overheads associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars are capitalized.

This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policies. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Cumulative effect of change in accounting policy

In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an initial material impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

(ii) Reconciliation of significant balance sheet items

In millions	March 31 2004	December 31 2003	March 31 2003

Current assets - U.S. GAAP	$1,227	$1,127	$1,282
Derivative instruments	(50)	(33)	(25)
Other	(2)	(2)	–

Current assets - Canadian GAAP	$1,175	$1,092	$1,257

Properties - U.S. GAAP	$18,421	$18,305	$19,018
Property capitalization, net of depreciation	(3,057)	(3,072)	(2,783)
Cumulative effect of change in accounting policy	(75)	(75)	(75)

Properties - Canadian GAAP	$15,289	$15,158	$16,160

Other assets and deferred charges - U.S. GAAP	$774	$905	$837
Derivative instruments	(8)	(5)	(2)
Intangible asset	–	–	(1)

Other assets and deferred charges - Canadian GAAP	$766	$900	$834

Current liabilities - U.S. GAAP	$1,542	$1,922	$2,484
Derivative instruments	(15)	-	-

Current liabilities - Canadian GAAP	$1,527	$1,922	$2,484

Deferred income tax liability - U.S. GAAP	$4,642	$4,550	$4,651
Cumulative effect of prior years’ adjustments to income	(1,204)	(1,071)	(1,071)
Income taxes on current period Canadian GAAP adjustments to income	5	(133)	(9)
Cumulative effect of change in accounting policy	(27)	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	14	15	(5)
Income taxes on minimum pension liability adjustment	10	10	13
Income taxes on derivative instruments	(14)	(12)	(9)
Income tax rate enactments	38	38	86
Other	(4)	(5)	(4)

Deferred income tax liability - Canadian GAAP	$3,460	$3,365	$3,625

Other liabilities and deferred credits - U.S. GAAP	$1,248	$1,258	$1,334
Stock-based compensation	(20)	(20)	(28)
Minimum pension liability	(30)	(30)	(38)

Other liabilities and deferred credits - Canadian GAAP	$1,198	$1,208	$1,268

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Reconciliation of significant balance sheet items (continued)

In millions	March 31 2004	December 31 2003	March 31 2003

Capital stock - U.S. GAAP	$4,682	$4,664	$4,668
Capital reorganization	(1,300)	(1,300)	(1,300)
Stock-based compensation	(13)	(17)	(37)
Foreign exchange loss on convertible preferred securities	(12)	(12)	(12)
Costs related to the sale of shares	33	33	33
Share repurchase program	162	162	136

Capital stock - Canadian GAAP	$3,552	$3,530	$3,488

Contributed surplus - U.S. GAAP	$–	$–	$–
Dividend in kind with respect to land transfers	(248)	(248)	(248)
Costs related to the sale of shares	(33)	(33)	(33)
Other transactions and related income tax effect	(18)	(18)	(18)
Share repurchase program	(24)	(24)	(20)
Capital reorganization	489	489	489

Contributed surplus - Canadian GAAP	$166	$166	$170

Accumulated other comprehensive loss - U.S. GAAP	$(111)	$(129)	$(13)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	60	63	23
Derivative instruments, net of applicable taxes	(29)	(26)	(18)
Income tax rate enactments	34	34	32
Minimum pension liability, net of applicable taxes	20	20	24

Currency translation - Canadian GAAP	$(26)	$(38)	$48

Retained earnings - U.S. GAAP	$4,052	$3,897	$3,469
Cumulative effect of prior years’ adjustments to income	(1,928)	(1,696)	(1,696)
Cumulative effect of change in accounting policy	(48)	(48)	(48)
Current period adjustments to net income	9	(232)	(24)
Share repurchase program	(138)	(138)	(116)
Cumulative dividend on convertible preferred securities	(38)	(38)	(38)
Capital reorganization	811	811	811
Dividend in kind with respect to land transfers	248	248	248
Other transactions and related income tax effect	18	18	18

Retained earnings - Canadian GAAP	$2,986	$2,822	$2,624

Income taxes

In the fourth quarter of 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in the Consolidated Statement of Income and Other comprehensive income, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million. The difference in the expense recorded reflects a larger net deferred tax liability position under U.S. GAAP.

Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

Minimum pension liability

Under U.S. GAAP, one of the Company’s pension plan had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability and as a result, an intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities

In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess has been allocated to Capital stock followed by Retained earnings.

For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive income, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(iii) Consolidated statement of cash flows

For the three months ended March 31, 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

For the three months ended March 31, 2003, cash provided from operating activities and cash used by investing activities under Canadian GAAP, would increase and decrease by $53 million, respectively, due to the difference in the Company’s Property capitalization policies that existed prior to January 1, 2004 as discussed herein.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended March 31

	2004	2003

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,385	1,449
Gross ton miles (GTM) (millions)	77,953	76,109
Revenue ton miles (RTM) (millions)	41,774	39,912
Carloads (thousands)	1,002	1,038
Route miles (includes Canada and the U.S.)	17,544	17,618
Employees (end of period)	21,424	21,578
Employees (average during period)	21,219	21,528

Productivity
Operating ratio (%)	72.5	75.0
Freight revenue per RTM (cents)	3.32	3.63
Freight revenue per carload ($)	1,382	1,396
Operating expenses per GTM (cents)	1.34	1.47
Labor and fringe benefits expense per GTM (cents)	0.54	0.60
GTMs per average number of employees (thousands)	3,674	3,535
Diesel fuel consumed (U.S. gallons in millions)	95	93
Average fuel price ($/U.S. gallon)	1.20	1.30
GTMs per U.S. gallon of fuel consumed	821	818

Safety indicators
Injury frequency rate per 200,000 person hours	2.6	2.9
Accident rate per million train miles	1.4	1.7

Financial ratios
Debt to total capitalization ratio (% at end of period)	34.4	40.3

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31

	2004	2003	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)
Petroleum and chemicals	7,980	8,138	(2%)
Metals and minerals	3,808	3,315	15%
Forest products	8,565	8,113	6%
Coal	3,637	3,566	2%
Grain and fertilizers	9,960	8,624	15%
Intermodal	6,990	7,309	(4%)
Automotive	834	847	(2%)

	41,774	39,912	5%
Freight revenue / RTM (cents)
Total freight revenue per RTM	3.32	3.63	(9%)
Business units:
Petroleum and chemicals	3.32	3.56	(7%)
Metals and minerals	3.52	3.80	(7%)
Forest products	3.58	3.91	(8%)
Coal	1.84	2.08	(12%)
Grain and fertilizers	2.55	2.71	(6%)
Intermodal	3.26	3.63	(10%)
Automotive	15.59	16.88	(8%)

Carloads (thousands)
Petroleum and chemicals	157	156	1%
Metals and minerals	96	91	5%
Forest products	146	146	-
Coal	122	126	(3%)
Grain and fertilizers	141	134	5%
Intermodal	261	308	(15%)
Automotive	79	77	3%

	1,002	1,038	(3%)
Freight revenue / carload (dollars)
Total freight revenue per carload	1,382	1,396	(1%)
Business units:
Petroleum and chemicals	1,688	1,859	(9%)
Metals and minerals	1,396	1,385	1%
Forest products	2,103	2,171	(3%)
Coal	549	587	(6%)
Grain and fertilizers	1,801	1,746	3%
Intermodal	874	860	2%
Automotive	1,646	1,857	(11%)

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

	Three months ended March 31

In millions	2004	2003

Cash provided from operating activities	$305	$361
Less:
Net capital expenditures	(125)	(121)
Other investing activities	141	(10)
Dividends paid	(55)	(49)

Cash provided before financing activities	266	181

Adjustment:
Decrease in accounts receivable sold	6	-

Free cash flow	$272	$181

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 22, 2004	By:	/s/ Sean Finn
Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary